EXHIBIT 3.1

TEXT OF AMENDMENTS TO SECTIONS 5.01 AND 5.07 OF THE BY-LAWS,
AS AMENDED AND RESTATED,
OF CHARMING SHOPPES, INC.

(July 10, 2008 amendments consist of additional text indicated with underlines below.)

Section 5.01.Officers Generally.

(a)  Number, Qualifications and Designation  --  The officers of the corporation shall be a president, one or more vice presidents, a secretary, a treasurer, and such other officers as may be elected in accordance with the provisions of Section 5.03.  Officers may but need not be directors or shareholders of the corporation.  The president and secretary shall be natural persons of full age.  The treasurer may be a corporation, but if a natural person shall be of full age.  The board of directors may elect from among the members of the board a chairman of the board and one or more vice chairmen of the board, who shall be independent as defined under the listing standards applicable to the corporation’s common stock from time to time except as otherwise provided in Section 5.07, and who, in such capacity, shall be officers of the corporation.  Any number of offices may be held by the same person.
(The provisions of this section were amended by the board of directors on May 5, 2008 with effect immediately following the 2008 Annual Meeting of Shareholders and July 10, 2008)

Section 5.07.The Chairman of the Board.  The chairman of the board shall preside at all meetings of the shareholders and of the board of directors and shall perform such other duties as may from time to time be requested by the board of directors.  Subject to a determination of the board that it is in the corporation’s best interests to permit the Chairman of the board to serve as an executive officer on an interim basis, the Chairman of the board shall not be an executive officer of the corporation.
(The provisions of this section were amended by the board of directors on August 22, 1995, May 5, 2008 with effect immediately following the 2008 Annual Meeting of Shareholders and July 10, 2008)